SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                             Rare Medium Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    449238203
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Paul A. Belvin
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                         1333 New Hampshire Avenue N.W.
                             Washington, D.C. 20036
                                 (202) 887-4000

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                  July 19, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 449238203                                           Page 2 of 11 Pages


--------------------------------------------------------------------------------
   1.     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Apollo Investment Fund IV, L.P.
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [X]

          (b) [_]
--------------------------------------------------------------------------------
   3.     SEC Use Only
--------------------------------------------------------------------------------
   4.     Source of Funds   (See Instructions)          OO
--------------------------------------------------------------------------------
   5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)            [_]
--------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization          Delaware
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                |7.  Sole Voting Power          3,222,023
Number of Shares|---------------------------------------------------------------
Bene-ficially   |8.  Shared Voting Power        4,681,129
Owned by Each   |---------------------------------------------------------------
Reporting       |9.  Sole Dispositive Power     11,755,168 (See footnote below*)
Person With     |---------------------------------------------------------------
                |10. Shared Dispositive Power   13,671,899 (See footnote below*)
--------------------------------------------------------------------------------
   11.    Aggregate Amount Beneficially Owned by Each Reporting Person

          13,671,899 shares of Common Stock (See footnote below*)
--------------------------------------------------------------------------------
   12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)             [_]
--------------------------------------------------------------------------------
   13.    Percent of Class Represented by Amount in Row (11)      74.1%
--------------------------------------------------------------------------------
   14.    Type of Reporting Person  (See Instructions) PN
--------------------------------------------------------------------------------



   (*) Includes Non-Voting Stock acquired by the Initial Reporting Persons. See Item 4 in Amendment No.7 to this Schedule 13D.

                                  SCHEDULE 13D
CUSIP No. 449238203                                           Page 3 of 11 Pages


--------------------------------------------------------------------------------
   1.     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Apollo Overseas Partners IV, L.P.
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [X]

          (b) [_]
--------------------------------------------------------------------------------
   3.     SEC Use Only
--------------------------------------------------------------------------------
   4.     Source of Funds   (See Instructions)          OO
--------------------------------------------------------------------------------
   5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)            [_]
--------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization          Delaware
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                |7.  Sole Voting Power          172,793
Number of Shares|---------------------------------------------------------------
Bene-ficially   |8.  Shared Voting Power        4,681,129
Owned by Each   |---------------------------------------------------------------
Reporting       |9.  Sole Dispositive Power     630,419 (See footnote below*)
Person With     |---------------------------------------------------------------
                |10. Shared Dispositive Power   13,671,899 (See footnote below*)
--------------------------------------------------------------------------------
   11.    Aggregate Amount Beneficially Owned by Each Reporting Person

          13,671,899 shares of Common Stock (See footnote below*)
--------------------------------------------------------------------------------
   12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)             [_]
--------------------------------------------------------------------------------
   13.    Percent of Class Represented by Amount in Row (11)      74.1%
--------------------------------------------------------------------------------
   14.    Type of Reporting Person  (See Instructions) PN
--------------------------------------------------------------------------------



   (*) Includes Non-Voting Stock acquired by the Initial Reporting Persons. See Item 4 in Amendment No.7 to this Schedule 13D.

                                  SCHEDULE 13D
CUSIP No. 449238203                                           Page 4 of 11 Pages


--------------------------------------------------------------------------------
   1.     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          AIF IV/RRRR LLC
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [X]

          (b) [_]
--------------------------------------------------------------------------------
   3.     SEC Use Only
--------------------------------------------------------------------------------
   4.     Source of Funds   (See Instructions)          OO
--------------------------------------------------------------------------------
   5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)            [_]
--------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization          Delaware
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                |7.  Sole Voting Power          812,345
Number of Shares|---------------------------------------------------------------
Bene-ficially   |8.  Shared Voting Power        4,681,129
Owned by Each   |---------------------------------------------------------------
Reporting       |9.  Sole Dispositive Power     812,345
Person With     |---------------------------------------------------------------
                |10. Shared Dispositive Power   13,671,899 (See footnote below*)
--------------------------------------------------------------------------------
   11.    Aggregate Amount Beneficially Owned by Each Reporting Person

          13,671,899 shares of Common Stock (See footnote below*)
--------------------------------------------------------------------------------
   12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)             [_]
--------------------------------------------------------------------------------
   13.    Percent of Class Represented by Amount in Row (11)      74.1%
--------------------------------------------------------------------------------
   14.    Type of Reporting Person  (See Instructions) OO
--------------------------------------------------------------------------------



   (*) Includes Non-Voting Stock acquired by the Initial Reporting Persons. See Item 4 in Amendment No.7 to this Schedule 13D.

                                  SCHEDULE 13D
CUSIP No. 449238203                                           Page 5 of 11 Pages


--------------------------------------------------------------------------------
   1.     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Apollo Advisors IV, L.P.
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [X]

          (b) [_]
--------------------------------------------------------------------------------
   3.     SEC Use Only
--------------------------------------------------------------------------------
   4.     Source of Funds   (See Instructions)
--------------------------------------------------------------------------------
   5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)            [_]
--------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization          Delaware
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                |7.  Sole Voting Power          0
Number of Shares|---------------------------------------------------------------
Bene-ficially   |8.  Shared Voting Power        4,681,129
Owned by Each   |---------------------------------------------------------------
Reporting       |9.  Sole Dispositive Power     0
Person With     |---------------------------------------------------------------
                |10. Shared Dispositive Power   13,671,899 (See footnote below*)
--------------------------------------------------------------------------------
   11.    Aggregate Amount Beneficially Owned by Each Reporting Person

          13,671,899 shares of Common Stock (See footnote below*)
--------------------------------------------------------------------------------
   12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)             [_]
--------------------------------------------------------------------------------
   13.    Percent of Class Represented by Amount in Row (11)      74.1%
--------------------------------------------------------------------------------
   14.    Type of Reporting Person  (See Instructions) PN
--------------------------------------------------------------------------------



   (*) Includes Non-Voting Stock acquired by the Initial Reporting Persons. See Item 4 in Amendment No.7 to this Schedule 13D.

                                  SCHEDULE 13D
CUSIP No. 449238203                                           Page 6 of 11 Pages


--------------------------------------------------------------------------------
   1.     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Apollo Management IV, L.P.
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [X]

          (b) [_]
--------------------------------------------------------------------------------
   3.     SEC Use Only
--------------------------------------------------------------------------------
   4.     Source of Funds   (See Instructions)
--------------------------------------------------------------------------------
   5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)            [_]
--------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization          Delaware
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                |7.  Sole Voting Power          0
Number of Shares|---------------------------------------------------------------
Bene-ficially   |8.  Shared Voting Power        4,681,129
Owned by Each   |---------------------------------------------------------------
Reporting       |9.  Sole Dispositive Power     0
Person With     |---------------------------------------------------------------
                |10. Shared Dispositive Power   13,671,859 (See footnote below*)
--------------------------------------------------------------------------------
   11.    Aggregate Amount Beneficially Owned by Each Reporting Person

          13,671,899 shares of Common Stock (See footnote below*)
--------------------------------------------------------------------------------
   12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)             [_]
--------------------------------------------------------------------------------
   13.    Percent of Class Represented by Amount in Row (11)      74.1%
--------------------------------------------------------------------------------
   14.    Type of Reporting Person  (See Instructions) PN
--------------------------------------------------------------------------------



   (*) Includes Non-Voting Stock acquired by the Initial Reporting Persons. See Item 4 in Amendment No.7 to this Schedule 13D.

                                  SCHEDULE 13D
CUSIP No. 449238203                                           Page 7 of 11 Pages


--------------------------------------------------------------------------------
   1.     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          AP/RM Acquisition, LLC
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [X]

          (b) [_]
--------------------------------------------------------------------------------
   3.     SEC Use Only
--------------------------------------------------------------------------------
   4.     Source of Funds   (See Instructions)          OO
--------------------------------------------------------------------------------
   5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)            [_]
--------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization          Delaware
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                |7.  Sole Voting Power                474,427
Number of Shares|---------------------------------------------------------------
Bene-ficially   |8.  Shared Voting Power              0
Owned by Each   |---------------------------------------------------------------
Reporting       |9.  Sole Dispositive Power           474,427
Person With     |---------------------------------------------------------------
                |10. Shared Dispositive Power         0
--------------------------------------------------------------------------------
   11.    Aggregate Amount Beneficially Owned by Each Reporting Person

          474,427 shares of Common Stock (See footnote below*)
--------------------------------------------------------------------------------
   12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)             [_]
--------------------------------------------------------------------------------
   13.    Percent of Class Represented by Amount in Row (11)      2.6%
--------------------------------------------------------------------------------
   14.    Type of Reporting Person  (See Instructions) OO
--------------------------------------------------------------------------------



   (*) Includes Non-Voting Stock acquired by the Initial Reporting Persons. See Item 4 in Amendment No.7 to this Schedule 13D.

                                                              Page 8 of 11 Pages



          This Amendment No. 7 amends and supplements the following Items of the Statement on Schedule 13D, as amended (the "Schedule 13D"), of Apollo Investment Fund IV, L.P. ("AIF IV"), Apollo Overseas Partners IV, L.P. ("Overseas IV"), Apollo Advisors IV, L.P. ("Advisors IV"), Apollo Management IV, L.P. ("Management IV"), and AIF IV/RRRR LLC ("AIF LLC," and collectively, the
"Initial Reporting Persons") originally filed on June 14, 1999, as further amended from time to time thereafter, with the Securities and Exchange Commission with respect to shares of Common Stock of Rare Medium Group, Inc. (the "Issuer"), par value $0.01 per share (the "Common Stock"). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

          Item 3 is hereby amended and supplemented as follows:

          On July 19, 2002, AIF IV and Overseas IV purchased an aggregate of 51,141,859 shares of the Issuer's Non-Voting Common Stock, par value $0.01 per share (the "Non-Voting Stock") for an aggregate purchase price of $10,279,513.66 (the "Purchase Price") pursuant to the exercise of their oversubscription privilege in accordance with the terms of the Rights Offering. The purchases were financed with cash on hand from contributions of partners of each of AIF IV and Overseas IV, respectively, as the case may be. All such contributions are in the ordinary course and pursuant to (equity) investor commitments to the respective entities.

Item 4. Purpose of the Transaction

          Item 4 is hereby amended and supplemented as follows:

          Pursuant to the terms of the Investment Agreement, the Issuer held the Special Meeting (as defined and described in Amendment No. 5 to this Schedule
13D) on July 11, 2002. At such meeting,  the stockholders of the Issuer approved
(i) the amendment to the Issuer's certificate of incorporation in order to effect a one for ten reverse stock split, (ii) the issuance of shares of Common Stock and Non-Voting Stock to be issued in connection with the Rights Offering, and (iii) the exchange of Common Stock for Non-Voting Stock, on a one for one basis, in connection with certain transfers of stock by the Apollo Purchasers.

          On July 19, 2002, AIF IV and Overseas IV exercised their oversubscription privilege pursuant to the Rights Offering, which Rights Offering closed on July 16, 2002, and acquired an additional 51,51,141,859 shares of Non-Voting Stock, prior to giving effect to the one for ten share reverse stock split. The shares of Non-Voting Stock held by the Initial Reporting Persons are exchangeable for Common Stock, on a one for one basis, under the circumstances contemplated by Section 8.6(b) of the Investment Agreement, a copy of which was filed with Amendment No. 5 to this Schedule 13D and the terms of which are incorporated herein by reference.

                                                              Page 9 of 11 Pages
Item 5.  Interest in Securities of the Issuer.

          Items 5(a) and (b) are hereby amended and supplemented as follows:

          As of the date hereof, the Initial Reporting Persons may be deemed to beneficially own 1,745,377 shares of Common Stock, 1,073,007 shares of Preferred Stock, 130,838 Series 1-A Warrants and 12,262,542 Series 2-A Warrants and 8,990,770 shares of Non-Voting Stock. AP/RM LLC beneficially owns 474,427 shares of Common Stock acquired pursuant to the Tender Offer and each of the Initial Reporting Persons may be deemed to have shared voting and dispositive power with respect to such 474,427 shares of Common Stock. The shares of Common Stock held by the Reporting Persons represent approximately 2.6% of the class. Each share of Preferred Stock currently held by the Initial Reporting Persons is currently convertible into approximately 1.429 shares of Common Stock, or an aggregate of 1,532,867 shares of Common Stock, which represents approximately 8.3% of the class. The Series 1-A Warrants currently held by the Initial Reporting Persons are currently exercisable for 176,630 shares of Common Stock, representing approximately 0.9% of the class. The Series 2-A Warrants currently held by the Initial Reporting Persons are currently exercisable for 1,226,254 shares of Common Stock, representing approximately 6.6% of the class. The shares of
Non-Voting Stock held by the Initial Reporting Person are currently exchangeable, in limited circumstances, for 8,990,770 shares of Common Stock, which represents approximately 48.7% of the class. For purposes of calculating ownership percentages in this Schedule 13D, the number of "Outstanding Shares" includes (i) 6,532,496 (as adjusted for the one for ten reverse stock split) shares of Common Stock outstanding on May 16, 2002 based on information provided to the Reporting Persons by the Issuer, (ii) the shares of Common Stock issuable to the Initial Reporting Persons upon conversion of the shares of Preferred Stock, Series 1-A Warrants and Series 2-A Warrants currently held by such persons, and (iii) the Common Stock issuable to the Initial Reporting Persons upon the exchange of the shares of Non-Voting Stock held by such persons. The amounts set forth in this Item 5(a) and (b) reflect the one for ten reverse stock split approved by the stockholders of the Issuer at the Special Meeting, but do not reflect any anti-dilution adjustments to the Preferred Stock conversion price and the Warrant exercise price, which amounts have not yet been calculated, but which amounts are not expected to be material.

                                                             Page 10 of 11 Pages

Signature

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


July 25, 2002                          APOLLO INVESTMENT FUND IV, L.P.

                                       By:  APOLLO ADVISORS IV, L.P.
                                            its general partner

                                       By:  Apollo Capital Management IV, Inc.
                                            its general partner

                                       By:  /s/ Michael D. Weiner
                                            ------------------------------------
                                            Name:    Michael D. Weiner
                                            Title:   Vice President


July 25, 2002                          APOLLO OVERSEAS PARTNERS IV, L.P.

                                       By:  APOLLO ADVISORS IV, L.P.
                                            its managing general partner

                                       By:  Apollo Capital Management IV, Inc.
                                            its general partner

                                       By:  /s/ Michael D. Weiner
                                            ------------------------------------
                                            Name:    Michael D. Weiner
                                            Title:   Vice President


July 25, 2002                          APOLLO ADVISORS IV, L.P.
                                       in its capacity as general partner
                                       to Apollo Investment Fund IV, L.P. and
                                       Apollo Overseas Partners IV, L.P.

                                       By:  Apollo Capital Management IV, Inc.
                                            its general partner

                                       By:  /s/ Michael D. Weiner
                                            ------------------------------------
                                            Name:    Michael D. Weiner
                                            Title:   Vice President

                                                             Page 11 of 11 Pages


July 25, 2002                          APOLLO MANAGEMENT IV, L.P.
                                       in its capacity as investment manager to Apollo Investment Fund IV, L.P. and
                                       Apollo Overseas Partners IV, L.P.

                                       By:  AIF IV Management, Inc.
                                            its general partner

                                       By:  /s/ Michael D. Weiner
                                            ------------------------------------
                                            Name:    Michael D. Weiner
                                            Title:   Vice President


July 25, 2002                               AIF  IV/RRRR LLC

                                       By:  Apollo Management IV, L.P.
                                            its manager

                                       By:  AIF IV Management, Inc.
                                            its general partner

                                       By:  /s/ Michael D. Weiner
                                            ------------------------------------
                                            Name:    Michael D. Weiner
                                            Title:   Vice President



July 25, 2002                          AP/RM ACQUISITION, LLC

                                       By:  Apollo Management IV, L.P.
                                            its manager

                                       By:  AIF IV Management, Inc.
                                            its general partner

                                       By:  /s/ Michael D. Weiner
                                            ------------------------------------
                                            Name: Michael D. Weiner
                                            Title:   Vice President